UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.

 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                               CERTIFICATE
                                                    PURSUANT TO
     In the Matter of                               RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     File No.  70-7574                             .
     File No.  70-7668                             .
     ________________                              .
                                                   .
     In the Matter of                              .
                                                   .
SYSTEM FUELS, INC.                                 .
ENTERGY CORPORATION                                .
                                                   .
     File No.  70-8331                             .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the quarter ended December, 1997, pursuant to System Fuels, Inc.'s
(SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, indicated below:

70-5015 December 17, 1971 ..................................   I
70-5889 April 28, 1978 .....................................   I
70-7574 January 31, 1989 ...................................  II
70-7668 September 27, 1989 ................................. III
70-8331 March 16, 1994 .....................................  IV

I. File No. 70-5015 and File No. 70-5889 - 1997 Fuel Supply
   Programs

  Expenditures for SFI's fuel program for 1997 during the 3rd quarter and year to date are indicated below:

                                         Net Expenditures
                                          (In Thousands)
                                    4th Quarter   Year to Date
1997 Fuel Supply Program:
1.  Gas and Oil Development
     and Production                  $     0       $      (9)
2.  Nuclear Fuel Procurement         (10,501)         (2,699)
3.  Fuel Oil Program                  17,605           6,908
                                     ________      __________
TOTAL EXPENDITURES                    7,104            4,230
                                     ________      __________
Less funds derived through
   amortization & depreciation
   charges
  Amortization of Gas & Oil
   Development & Production Costs     (5,624)        (5,625)
  Depreciation & Other
   amortization                         (72)           (363)
                                     _______         _______
TOTAL depreciation & amortization    (5,696)         (5,988)

Net Expenditures                      1,408          (1,758)

(Increase) decrease in:
   Outside financing                      -               -
   System Money Pool borrowings       (9,877)           583
                                      _______        _______
TOTAL (increase)decrease
  in borrowings                       (9,877)           583
                                      _______        _______
Increase (decrease) in working
  capital                            $ 8,469        $  1,174
                                     ========       =========
1.  Gas and Oil Development and
  Production
                                         Net Expenditures
                                          (In Thousands)
                                    4th Quarter   Year to Date
Gas and Oil Development
and Production                       $    -        $      -


      Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the "program").

      During this quarter, SFI had insignificant expenditures relative to the continuing shutdown of this operation. At December 31, 1997, Income tax benefits of approximately $5.6 million were credited to this discontinued program resulting from the adjustment needed to the recorded book estimate for 1996's Income Tax Expense when compared to the actual Return for the same period. As previously reported, SFI distributed $3.5 million of the accumulated net proceeds to its parent companies, on December 31, 1996. Currently, accumulated net proceeds of approximately $6.0 are to be distributed to the parent companies.

      Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:

                                         Net Expenditures
                                          (In Thousands)
                                    4th Quarter   Year to Date
Sales to non-System parties:
   Natural gas                       $    -         $   -
   Condensate                             -             -
   Crude oil                              -             -

TOTAL                                     -             -
Miscellaneous income (including           -            (3)
   sale of assets)
TOTAL                                     -            (3)

General and administrative
  expense                             (5,613)       (5,616)
Operating expense                         -           (566)
Interest expense                          -             -
Amortization adjustment                  10              8
                                    _________       ________
Net proceeds                         $(5,603)       $(5,605)
                                    =========       ========
2.  Nuclear Fuel Procurement
   (See Item III)
                                         Net Expenditures
                                          (In Thousands)
                                    4th Quarter   Year to Date

Nuclear Fuel Procurement             $(10,501)      $(2,669)
                                     _________      ________

                                         Net Expenditures
                                          (In Thousands)
                                    4th Quarter   Year to Date
Activities during the period:
  Expenditures for nuclear
   materials and processing
   services                          $28,283         $32,993
  General and administrative
   expense                              (792)           (318)
  Interest expense                       842           3,571
                                     ________        ________
TOTAL                                 28,333          36,246
                                     ________        ________
Sales of nuclear materials and
   processing services to
   System companies                   38,834          38,915
                                     ________         _______

Net effect on inventory             $(10,501)        $(2,669)
                                    =========        ========

  During the 4th quarter of 1997, SFI's purchases of nuclear materials and services totaled $28.3 million.

  During   this  reporting  period,  SFI  had  sales  of  nuclear
  materials and services, totalling $38.8 million.

3.  Fuel Oil Program
    (See Item II)
                                       Net Expenditures
                                        (In Thousands)
                                  4th Quarter    Year to Date

Fuel Oil Inventory                $17,605         $ 6,908
                                  =======         =======
a)  Fuel Oil Inventory:
                                    Barrels       Book Value
Inventory as of:                        (In Thousands)

   December 31, 1997                2,099          41,079
   September 30, 1997               1,220          23,474
   June 30, 1997                    1,368          27,319
   March 31, 1997                   1,255          26,319
   December 31, 1996                1,657          34,171

                                      During 4th Quarter
                                        (In Thousands)
                                    Barrels         Value
Sales price per barrel
  to System companies
  excluding period cost:
     #2 Fuel Oil                      16,539        25.35
     #6 Fuel Oil                   2,260,543        16.97


SFI has a fuel oil contract with Marathon Oil Company dated April 15, 1982 that was originally scheduled to terminate on December 31, 1996. On January 1, 1994 Marathon breached the contract by refusing to deliver product and on December 29, 1994 SFI filed suit against Marathon in federal court in New Orleans, Louisiana. During the first quarter 1996, SFI and Marathon reached a negotiated settlement to the dispute, and Marathon resumed delivery. However, a different grade of fuel oil was substituted for the fuel oil originally required to be delivered under the contract. Deliveries of the substitute fuel oil began on March 1, 1996 and will continue through February 28, 1999. During the fourth quarter, SFI purchased 1,054,288 barrels of Bunker Grade oil from Marathon, and sold this product to a third party for approximately $16.7 million.

4.     Other Items:

   a) As  of December 31, 1997, SFI's outstanding debt and Parent
      Companies investment consisted of:

Parent Companies:                       In Thousands
     Common Stock                         $    20
     Notes payable                         34,000
                                          _______
          TOTAL                            34,020
System Money Pool                          55,854
Banks                                           0
                                          _______
TOTAL                                     $89,874
                                          =======

  b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 4th quarter of 1997, SFI was billed by Entergy Services for the following amounts:

                                                          Total
                         October   November  December    4th Qtr
Cost of service
charged to
Service Requests
established to
track cost of functions
previously performed by
SFI personnel:

  Direct Cost:
   Labor and related
    cost                 $  5,377  $ 3,668   $  4,201   $ 13,246
   Other direct cost          944      569        511      2,024
  Indirect Cost               460      329        420      1,209
                            _____    _____      _____     ______
        TOTAL               6,781    4,566      5,132     16,479
                            _____    _____      _____     ______
Cost of services
charged to Service
Requests not related
to transfer of SFI
personnel:                 91,141    46,871    98,791    236,803
                           ______    ______    ______    _______
Total cost of services
performed by Entergy
Services                 $ 97,922  $ 51,437  $103,923   $253,282
                         ========  ========  ========   ========
Amounts billed to
Operating Companies for
the Fuel Oil Program     $ 51,932  $(8,856)  $ 24,094   $ 67,170

Charged to Nuclear Fuel
Procurement                45,990    60,293    79,829    186,112
                         ________  ________  ________   ________
TOTAL                    $ 97,922  $ 51,437  $103,923   $253,282
                         ========  ========  ========   ========

   * Charged to the Fuel Oil Program as a component of period costs. For the 4th quarter of 1997 Fuel Oil Program period costs were allocated 8% to ENTERGY ARKANSAS, INC., 56% to ENTERGY LOUISIANA, INC., 26% to ENTERGY MISSISSIPPI, INC., and 10% to ENTERGY NEW ORLEANS, INC.

   c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.


SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.

During the third quarter, SFI filed an Application-Declaration, on Form U-1 in File No. 70-9103 (the "U-1"), with the SEC requesting authorization, among other things, (I) for SFI to function as a supplier of transmission and distribution related equipment and materials for the Entergy Corporation Operating Companies, and (ii) for Entergy Gulf States, Inc. to acquire an ownership interest in SFI and assume a share of the debt financing for SFI on the same proportionate basis as the other operating companies. The U-1 is pending, and an amendment id forthcoming.

II.  File No 70-7574 Bank of America Agreement

     This financing agreement expired January 31, 1996.


III. File No 70-7668 Yasuda Trust and Banking Co., Ltd. Agreement
     (Yasuda)

      As indicated in the previous filing pursuant to the SEC order dated November 27, 1996, (Release No. 35-26617) in File No. 70-8899, activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899. This loan agreement expired September 26, 1997 and will not be renewed.


IV.  File   No  70-8331  Entergy  Corporation  Revolving   Credit
     Agreement (Entergy)

      As indicated in the previous filing pursuant to the SEC order dated November 26, 1996, (Release No. 35-26617) in File No.
70-8899, activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899.

      IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 29th of January, 1998.



                                ENTERGY ARKANSAS, INC.
                                ENTERGY LOUISIANA, INC.
                                ENTERGY MISSISSIPPI, INC.
                                ENTERGY NEW ORLEANS, INC.
                                SYSTEM ENERGY RESOURCES, INC.
                                ENTERGY CORPORATION



                                BY:   /s/William J. Regan
                                   ________________________
                                         William J. Regan
                                          Vice President
                                          and Treasurer


                                SYSTEM FUELS, INC.



                                BY:   /s/William J. Regan
                                   ____________________________
                                         William J. Regan
                                     Vice President, Treasurer
                                      and Assistant Secretary